UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ABTECH HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

00400H207
(CUSIP Number)

Golden Properties Ltd.
Hugo Neu Corporation
Tilly LLC
Wendy Joan Kelman-Neu
Steven Kohlhagen
Upen Bharwada
Donald R. Kendall
F. Daniel Gabel

 GOLDEN PROPERTIES LTD.
Suite 500-1177 West Hastings Street,
Vancouver, BC, V6E 2K3, Canada
(604) 689-1721
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00400H207

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Golden Properties Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Vancouver, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,018,388

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,018,388

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,018,388

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.2%

14	TYPE OF REPORTING PERSON
HC

CUSIP No. 00400H207

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Hugo Neu Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
226,849

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
226,849

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
226,849

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.62%

14	TYPE OF REPORTING PERSON
HC

CUSIP No. 00400H207

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Wendy Joan Kelman-Neu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
342,814

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
342,814

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
342,814

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.45%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 00400H207

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Tilly LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,214,044

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,214,044

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,214,044

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.07%

14	TYPE OF REPORTING PERSON
HC

CUSIP No. 00400H207

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Steven Kohlhagen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,549

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
23,549

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,549

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 00400H207

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Upen Bharwada

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,334

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,334

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,334

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 00400H207

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Donald R. Kendall

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
46,895

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
46,895

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,895

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 00400H207

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
F. Daniel Gabel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
681,819

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
681,819

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
681,819

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Abtech Holdings, Inc., a Nevada corporation (the “Company”). The Company’s principal executive offices are located at 4110 N. Scottsdale Road, Suite 235, Scottsdale, Arizona 85251.

Item 2.	Identity and Background.

(a) This Schedule 13D is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transactions described in Item 4 of this Schedule 13D.

This Schedule 13D also amends and supersedes the Schedule 13D filed on January 12, 2016 by Golden Properties Ltd. with the United States Securities and Exchange Commission (the “SEC”) and amends and supersedes the Schedule 13D filed on January 26, 2016 by Hugo Neu Corporation. with the SEC.

Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

(b) The principal business address of Golden Properties Ltd. (“Golden”) is Suite 500-1177 West Hastings Street, Vancouver, BC, V6E 2K3, Canada.

The principal business address of each of Hugo Neu Corporation (“HN”), Tilly LLC (“Tilly”) and Wendy Joan Kelman-Neu is 78 John Miller Way, Suite 102, Kearny, NJ 07032.

The principal business address of Steven Kohlhagen is 71 Church Street, Charleston, SC 29401.

The principal business address of Upen Bharwada is 6211 N. 74th Place, Scottsdale, Arizona 85250.

The principal business address of Donald R. Kendall is 2000 Edwards St., Suite B100, Houston, TX 77007.

The principal business address of F. Daniel Gabel is 72 Jane Street, New York, NY 10014.

(c) The principal business of Golden is managing a number of diversified investments. It owns and manages commercial office towers in Vancouver and has a portfolio of publicly traded securities as well as private investments.

The principal business of HN is managing a number of diversified investments. It invests, builds and manages innovative businesses in the recycling, real estate and related industries.

The principal business of Tilly is to hold all of the equity of Hugo Neu Corporation.

The principal occupation of Wendy Joan Kelman-Neu is serving as the Chief Executive Officer of Hugo Neu Corporation, and she has served in that position for more than 5 years.  Wendy Joan Kelman-Neu is the sole member of Tilly LLC which in turn owns 100% of the equity of Hugo Neu Corporation and, as such, may be deemed to have voting power and dispositive power over the Company’s Common Stock owned by Tilly LLC and Hugo Neu Corporation.

Steven Kohlhagen’s principal occupation for the past five years has been to write novels.

Upen Bharwada’s principal occupation for the past five years has been to consult on desalination technology.

Donald R. Kendall’s principal occupation for the past five years was serving as managing director for Kenmont Capital.

F. Daniel Gabel has been retired  since January 2015. Prior to his retirement, Mr. Gabel was the CEO of Hagedorn & Company located in New York City.

 (d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)  Golden is a Canadian corporation based in Vancouver.

HN is a Delaware corporation.

Tilly is a Delaware limited liability company.

Wendy Joan Kelman-Neu is a citizen of the United States.

Steven Kohlhagen is a citizen of the United States.

Upen Bharwada is a citizen of the United States.

Donald R. Kendall is a citizen of the United States.

F. Daniel Gabel is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Considerations.

On November 15, 2018, the Company’s management sent a letter to holders of various loans, including certain Reporting Persons, stating that the Company would agree to convert their debt to shares of the Company’s Common Stock at a conversion price of $1.10 per share, and that such conversion right would expire on December 6, 2018.  Thus, on December 6, 2018, Golden, HN, Tilly, Wendy Joan Kelman-Neu  and F. Daniel Gabel converted their loans to the Company into 6,348,499, 226,849, 3,888,219, 342,814, and 681,819 shares of Common Stock, respectively.

On December 10, 2018, the Reporting Persons and Abtech Acquisition Corp (“Newco”), a Nevada corporation newly formed by the Reporting Persons for the purpose of effecting the Merger, filed a Schedule 13E-3 (the “Schedule 13E-3”) with the SEC announcing their intention to cause Newco to merge with the Company in a “short-form” merger under Section 92A.180 of the Nevada Revised Statute (the “Merger”). Pursuant to a Contribution Agreement by and between the Reporting Persons and Newco, dated as of December 7, 2018, and attached hereto as Exhibit 99.2 (the “Contribution Agreement”), the Reporting Persons agreed to contribute their shares of Common Stock to Newco, whereupon Newco will hold approximately 97% of the outstanding shares of Common Stock. The Reporting Persons intend to cause the Merger to be completed immediately following the contribution of the shares of Common Stock to Newco. Upon the effective date of the Merger, each share of Common Stock (other than shares held by Newco, shares held in treasury and shares with respect to which dissenters’ rights have been properly exercised and not withdrawn or lost) will be cancelled and automatically converted into the right to receive $1.10 in cash, without interest. The total amount of funds expected to be required by Newco to pay the aggregate merger consideration for the outstanding shares of Common Stock (other than shares held by Newco, shares held in treasury and shares with respect to which dissenters’ rights have been properly exercised and not withdrawn or lost), is estimated to be approximately $477,358 plus an additional $85,000 for legal, printing, payment agent and other associated costs.  Because Tilly, one of the Reporting Persons, has agreed to provide the necessary funding for the Merger to Newco from cash on hand pursuant to the Contribution Agreement, Newco has not arranged for any alternative financing arrangements. The Merger will not be subject to any financing conditions.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

As provided in the Schedule 13E-3 filed by the Reporting Persons and Newco on December 7, 2018, the Reporting Persons intend to cause Newco to merge with the Company, with Newco being the surviving corporation of the Merger, as a means of acquiring all of the other shares of Common Stock not owned directly or indirectly by the Reporting Persons and providing a source of immediate liquidity to the holders of such shares of Common Stock. Following the Merger, the Reporting Persons will own 100% of the common stock of the surviving corporation. Once the Merger is effective, public trading in the Common Stock on the OTC Pink Tier of the OTC Markets will cease. There will no longer be price quotations for the Common Stock and the registration of the Common Stock under the Act will be suspended.

In addition, as provided in the Schedule 13E-3, following the consummation of the Merger the Reporting Persons intend to enter into a shareholders agreement governing their respective rights and interests in the Company and its subsidiaries.

The Schedule 13E-3 and the Contribution Agreement are incorporated by reference into this Item 4 and any description hereof is qualified in its entirety by reference thereto.

Other than as described in Item 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover page of this Schedule 13D are hereby incorporated by reference in this Item 5.

(a) and (b). The calculation of the following percentage is based on 14,012,654 shares of Common Stock outstanding as of December 10, 2018.

Golden directly holds and has the sole voting and dispositive power over 8,018,388 shares of the Company’s Common Stock, which represents 57.2% of the Company’s outstanding common stock based upon 14,012,654 shares outstanding as of December 10, 2018.  Golden also has warrants for 17,039 shares; however, pursuant to the Contribution Agreement described in Item 6 below, as of the effectiveness of the Merger, the warrants will be automatically cancelled and terminated.

HN directly holds and has the sole voting and dispositive power over 226,849 shares of the Company’s Common Stock, which represents 1.62% of the Company’s outstanding common stock based upon 14,012,654 shares outstanding as of December 10, 2018.  HN also has warrants for 12,700 shares; however, pursuant to the Contribution Agreement described in Item 6 below, as of the effectiveness of the Merger, the warrants will be automatically cancelled and terminated.

Tilly directly holds and has the sole voting and dispositive power over 4,214,044 shares of Abtech’s Common Stock, which represents 30% of Abtech’s outstanding common stock based upon 14,012,654 shares outstanding as of December 10, 2018. Wendy Joan Kelman-Neu is the primary beneficiary of Tilly and, as such, may be deemed to have voting power and dispositive power over Abtech’s Common Stock owned by Tilly.

Wendy Joan Kelman-Neu directly holds and has the sole voting and dispositive power over 342,814  shares of Abtech’s Common Stock which represents 2.45 % of Abtech’s outstanding common stock based upon 14,012,654 shares outstanding as of December 10, 2018. She is also the primary beneficiary of HN and Tilly and, as such, may be deemed to have voting power and dispositive power over Abtech’s Common Stock owned by HC and Tilly.

Mr. Steven Kohlhagen directly holds and has the sole voting and dispositive power over 23,549 shares of the Company’s Common Stock, which represents 0.2% of the Company’s outstanding common stock based upon 14,012,654 shares outstanding as of December 10, 2018. Mr. Kohlhagen also has warrants for 306 shares; however, pursuant to the Contribution Agreement described in Item 6 below, as of the effectiveness of the Merger, the warrants will be automatically cancelled and terminated.

Mr. Upen Bharwada directly holds and has the sole voting and dispositive power over 24,334 shares of the Company’s Common Stock, which represents 0.2% of the Company’s outstanding common stock based upon 14,012,654 shares outstanding as of December 10, 2018. Mr. Bharwada also has warrants for 1,050 shares; however, pursuant to the Contribution Agreement described in Item 6 below, as of the effectiveness of the Merger, the warrants will be automatically cancelled and terminated.

Mr. Donald R. Kendall directly holds and has the sole voting and dispositive power over 46,895 shares of the Company’s Common Stock, which represents 0.3% of the Company’s outstanding common stock based upon 14,012,654 shares outstanding as of December 10, 2018. Mr. Kendall also has warrants for 575 shares; however, pursuant to the Contribution Agreement described in Item 6 below, as of the effectiveness of the Merger, the warrants will be automatically cancelled and terminated.

Mr. F. Daniel Gabel directly holds and has the sole voting and dispositive power over 681,819 shares of the Company’s Common Stock, which represents 4.9% of the Company’s outstanding common stock based upon 14,012,654 shares outstanding as of December 10, 2018. Mr. Gabel also has warrants for 750 shares; however, pursuant to the Contribution Agreement described in Item 6 below, as of the effectiveness of the Merger, the warrants will be automatically cancelled and terminated.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has effected any transaction in the Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is hereby incorporated by reference.

Contribution Agreement. On December 7, 2018, the Reporting Persons entered into the Contribution Agreement with Newco. Pursuant to the Contribution Agreement, the Reporting Persons have agreed to contribute immediately prior to the Merger an aggregate of 13,578,692 shares of the Common Stock, or approximately 97% of the total shares of the Common Stock outstanding, to Newco. In consideration for the Reporting Persons’ contribution of their shares of Common Stock to Newco, Newco will issue shares of its common stock to the Reporting Persons in proportion to their contributed shares of Common Stock.

The foregoing descriptions of the terms of the Contribution Agreement are qualified in their entirety by reference to the full texts of such agreement attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, by and between the Reporting Persons, dated December 10, 2018.

99.2
Contribution Agreement, by and between the Reporting Persons and Newco, dated December 7, 2018 (incorporated herein by reference to Exhibit (d) to the Schedule 13E-3 filed by the Reporting Persons and Newco on December 10, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2018	GOLDEN PROPERTIES LTD.

	By:	/s/ Alexander Lau
	Name:	Alexander Lau
	Title:	Vice- President

HUGO NEU CORPORATION

	By:	/s/ Wendy Joan Kelman-Neu
	Name:	Wendy Joan Kelman-Neu
	Title:	President

TILLY LLC

	By:	/s/ Wendy Joan Kelman-Neu
	Name:	Wendy Joan Kelman-Neu
	Title:	Sole Member and Manager

WENDY JOAN KELMAN-NEU

/s/ Wendy Joan Kelman-Neu

STEVEN KOHLHAGEN

/s/ Steven Kohlhagen

UPEN BHARWADA

/s/ Upen Bharwada

DONALD R. KENDALL

/s/ Donald R. Kendall

F. DANIEL GABEL

/s/ F. Daniel Gabiel